EXHIBIT 99.1

For immediate release

Sify Technologies announces the appointment of
Dr. Ram Sewak Sharma as Director on the Board

Chennai, India, June 24, 2025: Sify Technologies Limited (NASDAQ: SIFY), India’s leading Digital ICT solutions provider with global service capabilities spanning Data Center, Cloud, Networks, Security and Digital services, today announced the appointment of Dr. Ram Sewak Sharma as a new Director on the Board of Sify Technologies Limited.

A member of the Indian Administrative Service (IAS 1978, Jharkhand cadre), Dr. Sharma has had a distinguished service record of more than four decades, leading reforms and leveraging IT to simplify administrative processes, thus, contributing to shaping India’s policies in Information and Communication Technologies (ICTs).

As the founding Director General and Mission Director of the Unique Identification Authority of India (UIDAI), Dr. Sharma helped formulate and launch Aadhaar, India’s first and the world’s largest biometric identity system, an experience that eventual found expression in a process biography- ‘Making of Aadhaar: World’s largest Identity Platform’.

Dr. Sharma’s extensive experience in the telecom industry dates back to his time as the Chairman of the Telecom Regulatory Authority of India (TRAI) and as the Secretary of the Department of Electronics and Information Technology (Ministry of Communications and Information Technology).

Dr. Sharma holds a master’s degree in mathematics from the Indian Institute of Technology (IIT), Kanpur, a master’s in computer science from University of California, Riverside, and a PhD from IIT, Delhi.

Welcoming him on board, Mr. Raju Vegesna, Chairman, said, “We are pleased to welcome Dr. Sharma to our Board. As Sify scales, Dr. Sharma’s experience and ringside view of technology-enabled operations are valuable strengths from which Sify can gain. Sify will bank heavily on his mentorship as it strives to establish a leadership position across all its businesses”.

Dr. Sharma said, “I am happy to join the Board of Sify Technologies. In my professional ascent, I have always viewed technology as an enabler and catalyst for large scale implementation of social welfare measures. It is this experience that can help scale Sify’s services”.

About Sify Technologies

A multiple year winner of the Golden Peacock award for Corporate Governance from the Institute of Directors, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, medium and small businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10,000 businesses across multiple verticals have taken advantage of our trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1,600 cities in India. Internationally, Sify has presence across North America, the United Kingdom, UAE and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2025, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com